ANDERSON MŌRI
IZUMI GARDEN TOWER, 6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

FILE NO. 82-5032

Writer: Hirohito Akagami
Direct Tel: [81]-[3]-6888-1044
Direct Fax: [81]-[3]-6888-3044
e-mail: hirohito.akagami@andersonmori.com


03022920

TEL: (03) 6888-1000
URL: http://www.andersonmori.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., RM. 709
NO.5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

Our Ref: 5871-A-001 (F230/001)

June 19, 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U. S. A.

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which application was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION thereunder:

1. Summary English translation of the notice of a General Meeting of Shareholders dated May 29, 2003 together with Annual Business Report; and

2. Summary English translation of the notice of resolutions of the General Meeting of Shareholders dated June 16, 2003.

Should you have any questions, please do not hesitate to let us know.

Very truly yours,

ANDERSON MŌRI

By: Hirohito Akagami

dlw 6/24

HA/SD
Encls.

1. Summary English translation of the notice of a General Meeting of Shareholders dated May 29, 2003 together with Annual Business Report

May 29, 2003

NOTICE OF CONVOCATION OF THE GENERAL MEETING OF SHAREHOLDERS OF FANCL CORPORATION FOR THE 23RD BUSINESS PERIOD

To: THE SHAREHOLDERS

We have the pleasure to notify you that the Ordinary General Meeting of Shareholders of the Company will be held for the 23rd business period of the Company and your attendance is cordially requested.

If you are unable to attend the meeting, we kindly ask you to review the attached referential documents, affix your seal or signature on the enclosed instruction card concerning the exercise of voting rights indicating thereon your approval or disapproval of the items of business, and return this to the Company.

Sincerely yours,

Kenji Ikemori
President and Representative Director

FANCL CORPORATION
109-1, Iijima-cho, Sakae-ku,
Yokohama City, Kanagawa Pref.
Japan

Attachment

Business Report
for the period
from April 1, 2002 to March 31, 2003

1. Outline of Business Operation

(1) Development and Results of Business

Movements of Japan's Economy and Industry

The Japanese economy during the subject period showed no sign of recovery and consumer spending remained low with increase of bad debts and the highest-ever unemployment rate from further developing deflation.

The overall sales of the cosmetics industry remained the same level due to the price polarisation in the market offsetting the sign of improvement in some products including a range of high-price essence (*biyo-eki*). In the health food industry, competition is getting remarkably intensified despite the expansion of the market size with the diversification of distribution channels and the entry of leading companies.

Business Development for the Subject Period

In the cosmetics business, we have proposed "dual beauty (*naigai biyo*) which cares beauty and health from inside and outside the body" in order to further enhance the originality. Following a new series of basic cosmetics "Fenatty" launched in the previous period, we launched "Evante" for women whose skins are aged 35 and older in April 2002, and "Cleartune" for adult acne in June 2002. In addition, we expanded the line of business by starting to deal the dual beauty series at Lawson in June 2002. With respect to "FANCL House", we revitalised the existing shops and remodelled the shops by arranging the products according to the series and skin types to facilitate customers' selection. As part of the development of new type of shops, we opened "FANCL Style" in October 2002 integrating "FANCL House" and "Genki Station", and "FANCL Garden" in November, under the theme of healing with a café or a selling space of green (foliage plants) as an annex. During the subject period, we opened 8 shops of "FANCL House" and closed 3 shops, and we had 119 shops at the end thereof. As a result, the good performance of basic cosmetics from the launch of new series was offset by the decline in the sales of makeup cosmetics, and turnover of the cosmetics business for this period was ¥29,576 million (1.2% decrease from the previous period).

In the health food business, we pursued further security and safety amid calls for "safe food", and switched the supplement capsules from animal origin to vegetable origin (made from corns) for the first time in the world. We also made positive efforts in developing new products, and the following products were launched: in April 2002 "PS (phosphatidylserine)" to maintain sound thinking, in May "Coenzyme Q10" which is popular in the US and Europe, in June, July and November a total of 14 items of herb supplement series including "Soy Isoflavones", in September "Dandy Slim", "Slim Player" and "Perfect Slim Gum", from diet series. Also, we improved and launched a total of 7 items from support series including "*Kazeyoke* (Protection against Cold) Support" in November and December. During the subject period, we opened 1 shop of "Genki Station" but closed 1 shop, and the number of the shops remained 8 unchanged from the end of the previous period. During this period we opened 9 shops of "Genki Net", a small pilot shop, and we had 10 shops at the end thereof. As for advertisement, we made TV commercials and other ads featuring once again Mr. Tatsunori Hara, who propelled Yomiuri

Giants to the Japan Series title as a first-year manager. Despite these business operations, sales of the diet series declined against the good performace of the previous year, and turnover of the health food business for this period was ¥27,776 million (1.6% decrease from the previous period).

In other operations, with respect to the sprouting unpolished rice (*hatsuga genmai*) business, sale of the "trial set" increasing the number of customers, coupled with the good sales of the economy-size bags (4kg, 8kg), the mail-order service grew a great deal. Regarding OEM supplys to Japan Cooperative Association of Rice Sale Business (*Zenkoku Beikoku Hanbai Jigyo Kyodo Kumiai*) and Hokuren Federation of Agricultural Cooperatives (*Hokuren Nogyo Kyodo Kumiai Rengokai*), partly because it was introduced on a TV programme, it ran smoothly with good sales in supermarkets and other retail shops. Sales for drinks and bread to food manufacturers and those for boxed meals to convenience stores were gradually increasing, and above all "Boxed Meal with Sprouting Rice (*Hatsugamai Bento*)" launched by Seven-Eleven Japan in October 2002 was accepted by women who cared about their health and diet. As for product development using sprouting rice, we launched "Pop Rice Cracker" in April 2002, "Blended Tea Using Sprouting Rice for Cold Water (*Marugoto Ryokucha, Ryosen, Genmai Awase*)" in June and "Sprouting Glutinous Rice (*Mochigome Hatsugamai*)" in August. With respect to the Green Juice (*Aojiru*) business, the mail-order service grew significantly as a result of active promotion utilising structures which customers feel at home to buy (ex. annual purchase). We also started sale of "Three-pack Freezed Green Juice" for convenience stores in June 2002, and the wholesale showed strong performance as the number of shops dealing therein increased. As for product development, we launched "Green Juice – Soymilk" in December 2002. With respect to the comfortable life (*kaiteki seikatsu*) business, sundry goods and underwears showed good performance. As a result, turnover in other operations for this period was ¥13,381 million (64.4% increase from the previous period).

In total, turnover for this period was ¥70,733 million (6.7% increase from the previous period). Regarding profit, ordinary income was ¥9,523 million (9.2% increase from the previous period) and net income was ¥5,327 million (11.1% increase from the previous period), reflecting the decrease in the advertisement expenses and in the loss on inventory retirement offsetting the increase in the cost rate due to increased ratio of other operations (relatively high cost rate) in the percentage of the sales.

The Company obtained the certification of the International Organisation for Standardisation (ISO) 14001 for the environmental management system on November 15, 2002, in order to contribute to the preservation of the global environment from all the aspects of our corporate operations including production and service.

(2) Future Challenges for the Company

The future economy is assumed to remain severe judged from the continued decline in prices and the Nikkei Stock Average hitting a record low since the collapse of the bubble economy.

In these circumstances, the management challenge the Company faces is to reconstruct the business model suitable for the new selling patterns while the Company is switching its structure drastically from that focused on mail-order service to various distribution channels. In particular, we will promote the consolidation of management of the customer information for each channel (mail-order service, retail and wholesale), and distribution measures and advertisement across those channels. As for research and development, we will strengthen the basic and foundation research in order to develop new materials. As for production, we will strive to further reduce the cost by establishing new production bases aiming at diversification

of risks promptly and smoothly as well as significantly reducing the shortage and disposal of products and reducing the production leadtime.

In the cosmetics business, we will carry out product development and services thoroughly reflecting the original intention of the FANCL cosmetics, "Additive-free, secure and safe", and struggle to gain further support of the customers.

In the health food business, we will focus on the development of products superior to those of competitors leveraging our R&D ability in more and more intensifying competition.

In the sprouting unpolished rice business, we will contribute to expanding the sprouting unpolished rice market and strive for development of the business by supplying our products to processed food manufacturers and actively participating in food and other exhibitions.

In the Green Juice business, we will seek to develop products using Green Juice and enhance the sales channels, as well as review the distribution costs and aim at an early restoration of profitability.

In the overseas business, we will promote the globalisation of the FANCL brand around Asia based on the control company in Singapore.

We kindly ask all the shareholders to understand our business attitude and to provide us with more support than ever before.

(3) Capital Investment

Capital investment for the period totalled ¥3,050 million, principally accrued from the building and facilities of "FANCL Square (Ginza, Tokyo), and system development.

(4) Capital Procurement

The Company raised no capital for the period.

(5) Results of Operations and Conditions of Assets

Period / Division	20th Period March 2000	21st Period March 2001	22nd Period March 2002	23rd (Current) Period March 2003
Turnover (¥ million)	56,169	58,824	66,302	70,733
Ordinary Income (¥ million)	10,053	8,214	8,723	9,523
Net Income (¥ million)	5,925	4,523	4,794	5,327
Net Income per Share (¥)	404.95	232.11	245.94	231.68
Total Assets (¥ million)	60,179	63,695	67,146	67,074
Net Assets (¥ million)	48,496	52,488	56,762	57,418

(Notes)

1. Net income per share was calculated based on the average total number of issued shares during the period [in the 22nd period and later, after the acquisition of the own shares]. Net income per share for the 20th, 21st and 23rd (current) Periods were calculated assuming that a share split took place at the beginning of the respective period.
2. From the 23rd (Current) Period, "Accounting Standards relating to Net Income per Share" (Corporate Accounting Standards No. 2) and "Application Guideline for Accounting Standards relating to Net Income per Share" (Application Guideline for Corporate Accounting Standards No. 4) are applied, which has no effect on the results.
3. For the 23rd (Current) Period, the results are as described in the above "(1) Development and Results of Business".

2. Summary English translation of the notice of resolutions of the General Meeting of shareholders dated June 16, 2003

Notice to shareholders notifying that all the items were resolved and approved in their original form at the General Meeting of Shareholders held on June 15, 2003.

PARTICULARS OF MEETING

1.	**Date and Time:**	June 15, 2003 (Sun.) 10:00 a.m.
2.	**Place:**	13-1, Isogo 3-chome, Isogo-ku, Yokohama City Yokohama Prince Hotel 1st floor "Aya" Room (Please see the attached map as a guide to the place of meeting.)
3.	**Purpose of Meeting:**	
	Item to be Reported:	The Balance Sheet as of March 31, 2003, Income Statement and Business Report for the 23rd business period (from April 1, 2002 to March 31, 2003).
	Items of Business:	
	1st Item of Business:	Matters concerning the approval of the proposed appropriation of profit for the 23rd Business Period
	2nd Item of Business:	Matters concerning the acquisition of the own shares (Details of this Item of Business are set forth in the "Referential Documents for the Exercise of Voting Rights".)
	3rd Item of Business:	Matters concerning the partial amendment of the Articles of Incorporation of the Company (Details of this Item of Business are set forth in the "Referential Documents for the Exercise of Voting Rights".)
	4th Item of Business:	Matters concerning the appointment of eleven directors
	5th Item of Business:	Matters concerning the payment of retirement allowances to retiring directors

END

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When you attend the meeting, please present the enclosed instruction card to the receptionist.